Exhibit 99.4

FOUR OAKS FINCORP, INC.

SUBSCRIPTION RIGHTS TO PURCHASE SHARES OF COMMON STOCK
DISTRIBUTED TO SHAREHOLDERS
OF FOUR OAKS FINCORP, INC.

[●], 2014
To Our Clients:

Enclosed for your consideration are a prospectus, dated [●], 2014 (the “Prospectus”), and the “Beneficial Owner Election Form” relating to the rights offering (the “Rights Offering”) by Four Oaks Fincorp, Inc. (the “Company”) of an aggregate of 26,633,385 shares of common stock, par value $1.00 per share (the “Common Stock”), pursuant to non-transferable subscription rights (the “Rights”) distributed to all holders of record of shares of Common Stock at 5:00 p.m., Eastern Time, on [●], 2014 (the “Record Date”). The Rights Offering, Rights and Common Stock are described in the Prospectus.

The Rights will expire, if not exercised prior to 5:00 p.m., Eastern Time, on [●], 2014, unless the Company extends the Rights Offering period for up to 30 days until [●], 2014 (as it may be extended, the “Expiration Time”).

As described in the accompanying Prospectus, you are entitled to one Right for each share of Common Stock you owned at 5:00 p.m., Eastern Time, on the Record Date. Each Right gives you the opportunity to subscribe for three shares of Common Stock (the “Basic Subscription Privilege”) at the cash price of $1.00 per full share (the “Subscription Price”). For example, if you owned 100 shares of Common Stock as of 5:00 p.m., Eastern Time, on the Record Date, you would receive 100 Rights and would have the right to purchase 300 shares of Common Stock for the Subscription Price pursuant to your Basic Subscription Privilege.

If you purchase all of the shares of Common Stock available to you pursuant to your Basic Subscription Privilege, you may also exercise an oversubscription privilege (the “Oversubscription Privilege”) to purchase a portion of any shares of Common Stock that are not purchased by other shareholders through the exercise of their Basic Subscription Privilege (the “Unsubscribed Shares”), subject to the commitment by, and right of first refusal in favor of, the standby investor and certain other limitations described in the Prospectus. The Oversubscription Privilege will only be offered for an aggregate number of shares that, when combined with the number of shares purchased pursuant to the shareholders’ Basic Subscription Privilege and by the standby investor, does not exceed 24,000,000 shares. If oversubscription requests exceed the number of shares of Common Stock available, the Company will allocate the available shares of Common Stock pro rata among the shareholders exercising the Oversubscription Privilege by multiplying the number of shares validly requested by each shareholder through the exercise of its Oversubscription Privilege by a fraction that equals (x) the number of shares available to be issued through the Oversubscription Privilege divided by (y) the total number of shares requested by all shareholders through the exercise of their Oversubscription Privilege.

Other than the standby investor, a person or entity, together with related persons or entities, may not exercise Rights (including the Oversubscription Privilege) to purchase shares of Common Stock that, when aggregated with their existing ownership, would result in such person or entity, together with any related persons or entities, owning 5% or more of the issued and outstanding shares of Common Stock following the Rights Offering, or that would otherwise require regulatory approval. In addition, notwithstanding any other information presented herein or in the Prospectus, we do not intend to accept any subscriptions pursuant to the Basic Subscription Privilege or the Oversubscription Privilege if we believe such subscriptions or oversubscriptions may have an unfavorable effect on our ability to preserve our net operating loss carryforwards deferred tax asset.

You will be required to submit payment in full for all the shares you wish to buy with your Basic Subscription Privilege and Oversubscription Privilege. Because the Company will not know the total number of Unsubscribed Shares prior to the Expiration Time, if you wish to maximize the number of shares you purchase pursuant to your Oversubscription Privilege, you will need to deliver payment in an amount equal to the aggregate Subscription Price for the maximum number of shares of Common Stock available to you, assuming that you fully exercise your Basic Subscription Privilege and are allotted the full amount of your Oversubscription Privilege as elected by you. The Company will eliminate fractional shares of Common Stock resulting from the exercise of the Basic Subscription and Oversubscription Privilege by rounding down to the nearest whole share, with the total subscription payment being adjusted accordingly. Any excess subscription payments received by the subscription agent will be returned, without interest or penalty, as soon as practicable.

The Company can provide no assurances that you will actually be entitled to purchase the number of shares of Common Stock issuable upon the exercise of your Oversubscription Privilege in full at the expiration of the Rights Offering. The Company will only honor an Oversubscription Privilege to the extent sufficient shares of Common Stock are available following the exercise of subscription rights under the Basic Subscription Privilege and the standby investor’s purchase of Common Stock as described in the Prospectus.

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To the extent the aggregate Subscription Price of the maximum number of Unsubscribed Shares available to you pursuant to the Oversubscription Privilege is less than the amount you actually paid in connection with the exercise of the Oversubscription Privilege, you will be allocated only the number of Unsubscribed Shares available to you and your excess subscription payment received by the subscription agent will be returned, without interest or penalty, as soon as practicable.

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To the extent the amount you actually paid in connection with the exercise of the Oversubscription Privilege is less than the aggregate Subscription Price of the maximum number of Unsubscribed Shares available to you pursuant to the Oversubscription Privilege, you will be allocated the number of Unsubscribed Shares for which you actually paid in connection with the Oversubscription Privilege.

THE MATERIALS ENCLOSED ARE BEING FORWARDED TO YOU AS THE BENEFICIAL OWNER OF COMMON STOCK CARRIED BY US IN YOUR ACCOUNT BUT NOT REGISTERED IN YOUR NAME. EXERCISES OF RIGHTS MAY BE MADE ONLY BY US AS THE RECORD OWNER AND PURSUANT TO YOUR INSTRUCTIONS.

Accordingly, we request instructions as to whether you wish us to elect to subscribe for any shares of Common Stock to which you are entitled pursuant to the terms and subject to the conditions set forth in the enclosed Prospectus. However, we urge you to read the Prospectus carefully before instructing us to exercise your Rights.

If you wish to have us, on your behalf, exercise the Rights for any shares of Common Stock to which you are entitled, please so instruct us by completing, executing and returning to us the enclosed Beneficial Owner Election Form and payment for any shares of Common Stock for which you wish to subscribe.

Your Beneficial Owner Election Form and payment should be forwarded to us as promptly as possible in order to permit us to exercise Rights on your behalf in accordance with the provisions of the Rights Offering. The Rights Offering will expire at 5:00 p.m., Eastern Time, on [●], 2014. Once you have exercised the Basic Subscription Privilege or the Oversubscription Privilege, such exercise may not be revoked.

Additional copies of the enclosed materials may be obtained by contacting Registrar and Transfer Company at 800-368-5948 or via e-mail at info@rtco.com. Any questions or requests for assistance concerning the Rights Offering should be directed to Registrar and Transfer Company.

Very truly yours,

Recordholder